UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40086

AlphaTON Capital Corp

(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                            Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of AlphaTON Capital Corp (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Registered Direct Offering

On January 13, 2026, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with the purchasers identified on the signature pages thereto (the “Purchasers”), pursuant to which the Company offered for sale to the Purchasers in a registered direct offering (the “Offering”) an aggregate of 5,230,000 ordinary shares and, in lieu thereof, pre-funded warrants to purchase up to 9,770,000 ordinary shares (the “pre-funded warrants”). The ordinary shares and pre-funded warrants (including the ordinary shares underlying the pre-funded warrants) were offered by the Company pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-291921) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on December 3, 2025 and declared effective by the Commission on December 11, 2025.

The purchase price for each ordinary share in the Offering was $1.00, and purchase price for each pre-funded warrant in the Offering was $0.9999, which is equal to the per ordinary share purchase price, minus $0.0001. The closing of the Offering occurred on January 14, 2026. The net proceeds from the Offering were approximately $13.6 million. The Company intends to use the net proceeds to scale GPU deployments for Cocoon AI, as well as for working capital and other general corporate purposes.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, indemnification obligations of the Company and the Purchasers, including for liabilities arising under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions.

Pursuant to the Purchase Agreement, the Company agreed, subject to certain exceptions, not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of, any ordinary shares (or securities convertible into or exercisable for ordinary shares) or, subject to certain exceptions, file any registration statement, including any amendments or supplements thereto, until 30 days after the closing date of the Offering. The Company also agreed not to enter into a Variable Rate Transaction (as defined in the Purchase Agreement) for a period of one year after the closing date of the Offering, subject to certain exceptions described in the Purchase Agreement.

In connection with the Offering, the Company engaged H.C. Wainwright & Co., LLC (the “Placement Agent”) to act as the Company’s exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent a cash fee equal to 7.0% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent for all reasonable out-of-pocket costs and expenses incurred in connection with the Offering in an aggregate amount up to $75,000 and up to $15,950 for expenses of the clearing firm of the Placement Agent.

The Company also agreed to issue to the Placement Agent, or its designees, warrants (the “Placement Agent Warrants”) to purchase up to an aggregate of 1,050,000 ordinary shares (equal to 7.0% of the aggregate number of securities sold in the Offering). The Placement Agent Warrants have an exercise price of $1.25 per share (which represents 125% of the offering price per ordinary share), are immediately exercisable upon issuance and expire five years from the commencement of sales in the Offering.

In addition to the ordinary shares and the pre-funded warrants (including the ordinary shares underlying the pre-funded warrants), the Placement Agent Warrants and the ordinary shares underlying the Placement Agent Warrants were offered by the Company pursuant to the Registration Statement.

Terms of the Pre-Funded Warrants

The following summary of certain terms and provisions of the pre-funded warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the pre-funded warrants, the form of which is filed as Exhibit 4.1 to this report on Form 6-K and incorporated herein by reference.

Duration and Exercise Price. Each pre-funded warrant will be exercisable at any time beginning on the date of issuance and will expire only when fully exercised. Each pre-funded warrant entitles the holder thereof to purchase the ordinary shares at an exercise price equal to $0.0001 per share. The exercise price and number of ordinary shares issuable upon exercise of each pre-funded warrant is subject to adjustment in the event of share dividends, share splits, reorganizations or similar events affecting the ordinary shares and the exercise price.

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Exercisability. The holder of the pre-funded warrant may exercise the pre-funded warrant by delivering an exercise notice, completed and duly signed, and payment in cash of the exercise price for the number of ordinary shares for which the pre-funded warrant is being exercised. The holder of the pre-funded warrant may also satisfy its obligation to pay the exercise price through a “cashless exercise,” in which the holder receives the net value of the pre-funded warrant in ordinary shares determined according to the formula set forth in the pre-funded warrant.

A holder of the pre-funded warrant will not be entitled to exercise any portion of such pre-funded warrant that, upon giving effect to such exercise, would cause the aggregate number of the ordinary shares beneficially owned by such holder (together with its affiliates and any other persons whose beneficial ownership of ordinary shares would be aggregated with the holder for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended) to exceed 4.99% (or, at the holder’s election, 9.99%) of the total number of then issued and outstanding ordinary shares, as such percentage ownership is determined in accordance with the terms of the pre-funded warrant and subject to such holder’s rights under the pre-funded warrant to increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from such holder to the Company.

Fundamental Transaction.  In the event of any fundamental transaction, as described in the pre-funded warrants and generally including any merger with or into another entity, sale of all or substantially all of the Company’s assets, tender offer or exchange offer, or reclassification of the Company’s ordinary shares, then upon any subsequent exercise of a pre-funded warrant, the holder will have the right to receive as alternative consideration, for each ordinary share that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of ordinary shares of the successor or acquiring corporation of the Company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of ordinary shares for which the warrant is exercisable immediately prior to such event.

Transferability. Subject to applicable laws, a pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrant to the Company together with the appropriate instruments of transfer and payment of funds sufficient to pay any transfer taxes (if applicable).

Exchange Listing. There is no established public trading market available for the pre-funded warrants on any securities exchange or nationally recognized trading system. The Company does not intend to list the pre-funded warrants on The Nasdaq Capital Market or any other securities exchange or nationally recognized trading system.

The Company will initially serve as the warrant agent for the pre-funded warrants.

Right as a Shareholder. Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of the ordinary shares, the holders of the pre-funded warrants do not have the rights or privileges of holders of the ordinary shares, including any voting rights, until they exercise their pre-funded warrants.

The foregoing descriptions of the pre-funded warrants, the Placement Agent Warrants and the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of pre-funded warrant, Placement Agent Warrant and Purchase Agreement, copies of which are filed as Exhibits 4.1, 4.2 and 10.1, respectively, to this report on Form 6-K and are incorporated herein by reference.

The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties thereto and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement is incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreement and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s reports and other filings with the Commission.

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This report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The legal opinion, including the related consent, of Forbes Hare LLP relating to the issuance and sale of the Company’s securities in the Offering is filed as Exhibit 5.1 to this report on Form 6-K.

Press Releases

On January 13, 2026, the Company issued a press release announcing the pricing of the Offering and, on January 15, 2026, the Company issued a press release announcing the closing of the Offering, copies of which are furnished hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Forward-Looking Statements

This report on Form 6-K, including Exhibits 99.1 and 99.2 hereto, contains forward-looking statements that involve risks and uncertainties, such as statements related to the intended use of the net proceeds from the Offering. The risks and uncertainties involved include the Company’s financial position, market conditions and other risks detailed from time to time in the Company’s reports and other filings with the Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this report on Form 6-K. The Company does not intend to revise or update any forward-looking statement in this report on Form 6-K as a result of new information, future events or otherwise, except as required by U.S. federal securities law.

EXHIBITS

Exhibit Number	Description
4.1	Form of Pre-Funded Warrant.
4.2	Form of Placement Agent Warrant.
5.1	Opinion of Forbes Hare LLP.
10.1	Form of Securities Purchase Agreement.
23.1	Consent of Forbes Hare LLP (included in Exhibit 5.1).
99.1	Press Release issued January 13, 2026.
99.2	Press Release issued January 15, 2026.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPHATON CAPITAL CORP

Dated: January 15, 2026	By:	/s/ Wes Levitt
		Name:	Wes Levitt
		Title:	Chief Financial Officer